Mail Stop 3561

December 15, 2008

Mr. Jeffrey Lubell
Chief Executive Officer
True Religion Apparel, Inc.
2263 E. Vernon Ave.
Vernon, CA 90058

> **Re:** **True Religion Apparel, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed May 1, 2008**
> **File No. 000-51483**

Dear Mr. Lubell:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     Sincerely,

     Tia Jenkins
     Senior Assistant Chief Accountant
     Office of Beverages, Apparel, and
     Health Care Services